                                                     Filed by OrthAlliance, Inc.
                                                  Pursuant to Rule 425 under the
                                               Securities Act of 1933 and deemed
                                             filed pursuant to Rule 14a-12 under
                                             the Securities Exchange Act of 1934

                                             Subject Company: OrthAlliance, Inc.
                                                    Commission Number: 000-22975

In connection with the proposed merger, OCA and OrthAlliance will file a proxy statement/prospectus with the Securities and Exchange Commission ("SEC"). Investors are urged to read the proxy statement/prospectus, because it will contain important information about the merger, OCA and OrthAlliance. After the proxy statement/prospectus is filed with the SEC, the proxy statement/prospectus will be available free of charge, both on the SEC's web site (www.sec.gov) and from OCA and OrthAlliance by directing a request to Orthodontic Centers of America, Inc., 5000 Sawgrass Village Circle, Suite 30, Ponte Vedra Beach, FL 32082, Attention: Investor Relations, or to OrthAlliance, Inc., 21535 Hawthorne Boulevard, Suite 200, Torrance, CA 90503, Attention: Investor Relations. OrthAlliance and its directors and officers may be deemed to be participants in the solicitation of proxies with respect to a shareholder meeting to be held in connection with the merger. Information about the participants in the solicitation, including their interests in shares of OrthAlliance's common stock, is set forth in OrthAlliance's Annual Report on Form 10-K for the year ended December 31, 2000 filed with the SEC. Investors may obtain additional information regarding the interests of OrthAlliance and its directors and officers in the merger by reading the proxy statement/prospectus when it becomes available. This does not constitute an offer of any securities for sale.

A. Email Message To OrthAlliance Members From Chairman of the Board, W. Dennis Summers

Dear Members,

I am forwarding the text of our Press Release, which was issued today, announcing that we have obtained a sufficient number of commitments from our doctors to satisfy the minimum threshold requirements specified by OCA as a condition to Closing in our Merger Agreement.

As the Press Release indicates, we are very pleased that we have reached the minimum requirements this quickly, and we wanted to let you, as well as the public, know that this important milestone has been reached. We anticipate that the OCA Merger will be closed in the third quarter as previously stated. Many of you have called us to ask how many doctors have made written commitments, and inquiring which option the doctors have selected. Following this press release, we will not be able to release information about the pace of new doctor commitments unless and until a public announcement is made. Since information regarding the level of doctor sign ups could affect the OA stock price and the OCA stock price, any such information must be released to all investors at the same time.

If you have not yet sent in your contract amendments, we urge you to do so soon in order to take maximum advantage of the incentives available.

Best regards,

W. Dennis Summers
Chairman, Board of Directors


B.      Press Release


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FOR IMMEDIATE RELEASE


CONTACTS:    Orthodontic Centers of America, Inc.       OrthAlliance, Inc.
             John C. Glover                             James C. Wilson
             Vice President of Investor Relations       Chief Financial Officer
             (904) 280-6285                             (310) 792-1300



                 ORTHODONTIC CENTERS OF AMERICA AND ORTHALLIANCE
                  ANNOUNCE STATUS OF MERGER RELATED AMENDMENTS

        METAIRIE, Louisiana (June 28, 2001) -- Orthodontic Centers of America, Inc. (NYSE: OCA) and OrthAlliance, Inc. (NASDAQ/NM: ORAL) announced today that they have received signed amendments to the employment agreements and service or consulting agreements of OrthAlliance affiliated professionals representing more than the minimum threshold amounts specified as a condition to OCA's obligation to close its proposed merger with OrthAlliance. As previously announced, OCA and OrthAlliance entered into a definitive merger agreement on May 16, 2001, whereby a wholly-owned subsidiary of OCA would merge into OrthAlliance in a stock-for-stock transaction, with OrthAlliance becoming a wholly-owned subsidiary of OCA.

        Under the terms of the merger agreement, OCA's obligation to complete the merger is conditioned upon, among other things, at least 56 of 184 designated OrthAlliance affiliated professionals, and a number of those OrthAlliance affiliated professionals representing at least 30% of OrthAlliance's annual service fees, amending their respective employment agreement and OrthAlliance service or consulting agreement on terms specified in the merger agreement. Completion of the proposed merger is subject to a number of other conditions, including approval by stockholders of OrthAlliance. The merger is anticipated to close in the third quarter of 2001 and to be accounted for as a purchase.

        W. Dennis Summers, Chairman of the Board and interim President and Chief Executive Officer of OrthAlliance, said, "We are not surprised to have received so many amendments this quickly, and we expect to continue the brisk pace of OrthAlliance allied professionals willing to amend their applicable agreements in accordance with terms described in the merger agreement. Increasingly, these professionals are recognizing the wisdom in receiving the full suite of OCA's powerful package of business services as a clear, proven vehicle for practice growth."


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        Bart F. Palmisano, Sr., Chief Executive Officer, President and Chairman of the Board of OCA, said, "We have been focused diligently the past several weeks meeting with the majority of OrthAlliance's outstanding affiliated orthodontists and pediatric dentists, and we continue to be impressed with their high level of professionalism and commitment to quality. We look forward to welcoming this highly regarded and exceptionally talented group to our organization. We are excited about our combined prospects for growth and our continued ability to build shareholder value."

About Orthodontic Centers of America, Inc.

        Orthodontic Centers of America, Inc., founded in 1985, is the leading provider of integrated business services to orthodontic practices. As of March 31, 2001, OCA was affiliated with over 400 orthodontists who were treating over 350,000 patients in over 600 orthodontic centers throughout the United States and in Japan, Mexico and Spain. For additional information on Orthodontic Centers of America, Inc., visit the Company's web site: http://www.4braces.com.

About OrthAlliance, Inc.

        OrthAlliance, Inc. is a leading provider of practice management and consulting services to orthodontic and pediatric dentistry practices in the United States. As of March 31, 2001, OrthAlliance was affiliated with 226 orthodontists and pediatric dentists practicing in 395 centers throughout the United States.

Certain statements contained in this news release may not be based on historical facts and are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by their reference to a future period or periods or by the use of forward-looking terminology, such as "anticipate," "believe," "estimate," "expect," "may," "might," "will," "would," or "intend." These forward-looking statements include, without limitation, those relating to execution of amendments by OrthAlliance affiliated professionals, growth, shareholder value, benefits to OrthAlliance's affiliated professionals, accounting treatment of the merger and completion of the merger. We caution you not to place undue reliance on the forward-looking statements contained in this release in that actual results could differ materially from those indicated in such forward-looking statements, due to a variety of factors. Those factors include, but are not limited to, failure or delay in obtaining required stockholder approval, failure to obtain acceptable amendments to the employment agreements and service or consulting agreements of OrthAlliance affiliated professionals, the companies' failure to consummate the merger, inability to successfully integrate the companies after the merger, adverse changes in the companies' financial results and conditions, changes in general economic conditions and business conditions, changes in OCA's operating or expansion strategy, the ability of OCA to attract and retain qualified personnel and orthodontists, the ability of OCA to effectively market its services and products, OCA's expectations and estimates

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concerning future financial performance, financing plans and the impact of competition, anticipated trends in OCA's business, existing and future regulations affecting OCA's business,

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OCA's dependence on existing sources of funding, and other factors generally understood to affect the financial results of orthodontic practice management companies, and other risks detailed from time to time in OCA's releases and Annual Report on Form 10-K for the year ended December 31, 2000 and other filings with the Securities and Exchange Commission. We undertake no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

In connection with the proposed merger, OCA will file a registration statement on Form S-4 with the Securities and Exchange Commission ("SEC"). Investors are urged to read the proxy statement/prospectus that will be part of the registration statement, because it will contain important information about the merger, OCA and OrthAlliance. After the registration statement is filed with the SEC, the registration statement and the proxy statement/prospectus will be available free of charge, both on the SEC's web site (www.sec.gov) and from OCA and OrthAlliance by directing a request to Orthodontic Centers of America, Inc., 5000 Sawgrass Village Circle, Suite 30, Ponte Vedra Beach, FL 32082, Attention:
Investor Relations, or to OrthAlliance, Inc., 21535 Hawthorne Boulevard, Suite 200, Torrance, CA 90503, Attention: Investor Relations. OrthAlliance and its directors and officers may be deemed to be participants in the solicitation of proxies with respect to a shareholder meeting to be held in connection with such merger. Information about the participants in the solicitation, including their interests in shares of OrthAlliance's common stock, is set forth in OrthAlliance's Annual Report on Form 10-K for the year ended December 31, 2000 filed with the SEC. Investors may obtain additional information regarding the interests of OrthAlliance and its directors and officers by reading the proxy statement/prospectus when it becomes available.

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